

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 11, 2011

<u>Via E-mail</u>
Rafal Lewandowski
President and Chief Executive Officer
UMAX Group Corp.
Stawisinskiego 4G/78
Torun, 87-100, Poland

>    **Re:     UMAX Group Corp.**
>    **Amendment No. 1 to Registration Statement on Form S-1**
>    **Filed June 20, 2011**
>    **File No. 333-174334**

Dear Mr. Lewandowski:

   We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.  We note your response to comment one in our letter dated June 14, 2011 and the related revisions in your filing. Please also include, if true, an affirmative statement in the forepart of your prospectus stating clearly that you have no plans or intentions to be acquired by an operating company nor do you, nor any of your shareholders, have plans to enter into a change of control or similar transaction or to change your management.

   Please further disclose whether any members of your management have been previously involved in the management or ownership of a development stage company that has not implemented fully its business plan, engaged in a change of control or similar transaction, or has generated no or minimal revenues to date, and describe exactly how that company was formed and why.

2.  We note your response to comment one in our letter dated June 14, 2011 that you are not a blank check company because "to date, [you have] taken substantive steps in furtherance of the business plan including executing Exclusive Distribution Contact [sic] with Private Enterprise."  In an appropriate place in your filing, please elaborate upon these additional "substantive steps" you have taken in furtherance of your business plan.

Prospectus Cover Page

3.  We reissue comment five in our letter dated June 14, 2011 as it relates to your prospectus cover page.

Management's Discussion and Analysis or Plan of Operation, page 15

4.  We note your response to comments 10 and 11 in our letter dated June 14, 2011 and the related revisions in your filing that "[y]our expansion may include… hiring *additional* sales personnel and expanding into other geographical areas such as Europe [emphasis added]."  We further note your statement on page 23 that you "currently have no employees, other than [y]our officers… [you] intend to hire a sales representative if [you] sell all the shares in this offering" and your statement on page 16 that you "are planning to focus [y]our business plan on Canada, USA and Brazil for next [sic] 2-3 years to establish relationship [sic] with major distribution companies, after that [you] are planning to move to India and Australia using the same strategy."  Please:

    - delete your reference to "additional" sales personnel to remove the implication that you currently have sales personnel;  and
    - specify the geographical areas into which you intend to expand (e.g. India, Australia and/or Europe).

    Given your statement that you "do not currently have planned [y]our expansion," please revise the third sentence of the second paragraph to remove the implication that you currently have an expansion plan by stating, if true, that the exact amount of funding will depend on funding required for full implementation of your business plan.

Plan of Operation, page 15

Establish relationship with Distributors and Operators, page 16

5.  We note your response to comment 12 in our letter dated June 14, 2011 and the related revisions in your filing that "[yo]ur target market are distributors of coin operated amusement games and rides. [Yo]ur potential customers are: bars, sport bars, night clubs, parks, entertainment rooms, movie theaters, gyms, sport clubs and home owners."  We further note your discussion in the Target Market section on page 21 that "[yo]ur games are designed for players who enjoy interactive games that provide a challenge contest… The majority of their strength and skill-testing customers are males between 19 – 35

years of age. They most likely are extroverted and are conscious of self-image, proving to be a perfect candidate for strength and skill-testing games." Please specify:

- who you intend marketing your products to (e.g. distributers of coin operated amusement games and rides or bars, night clubs, etc.);
- from whom you will receive your future revenue;
- where your products will be placed (e.g. amusement parks, bars, night clubs, etc.; and
- the anticipated end-users of your games (e.g. males between 19 – 35 years of age).

In making these revisions, please ensure that you clearly indicate whether you plan to distribute your products to other distributors for re-sale or directly to end-users or both.

## Estimated Expenses for the Next Twelve Month Period, page 17

6. You state here that "[t]here is now assurance that [you] will generate any revenue in the first 12 months after completion of [y]our offering." Please advise as to the basis for the assurances you reference here or revise.

## Significant Accounting Policies, page 19

## Income Taxes, page 19

7. We note your response to comment 15 in our letter dated June 14, 2011. We note you have not revised your disclosure as you suggest in your response letter. Please note that the FASB Accounting Standards Codification became effective for interim and annual periods ending after September 15, 2009. As a result, all non-SEC accounting and financial reporting standards have been superseded. Please revise your accounting standard reference to comply with the FASB codification accordingly. In this regard, your reference to Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes" has been superseded. The new reference for this accounting topic is FASB ASC 740.

## Description of Business, page 20

## Target Market, page 21

8. We note your response to comment 20 in our letter dated June 14, 2011 and the related revisions in your filing that "by obtaining one client [you] have the potential to sell all the products [you] have" and that "[b]y 'segment by psychographics' [you] mean that every culture has different favorite sport activities (ex: Brazil – soccer, Canada – hockey)." Please clarify whether your strategy is to obtain one client and if so, please identify who this one client is.

Marketing, page 21

Major Operators, page 22

9. We note your response to comment 21 in our letter dated June 14, 2011 and the related revisions in your filing that you intend to "make profit [sic] not only from sales but from the operation" of your machines and that "[t]he average machine will be generating profit for 2-3 years based on observation and information obtained from operators and distributors.  Then machine [sic] needs to be moved to a different location."  Please specify here and elsewhere in your prospectus:

- to what extent you expect your machine sales versus your operations to be more or less or equally profitable;
- how you intend to profit from machine operations;
- the type of information you will obtain from operators and distributors;
- how you will use this information you obtain;  and
- why the machine needs to be moved to a different location and how this location will be selected.

Exhibit 5.1

10. We note your statement on page 5 and throughout your filing that the price per share for this offering is $0.02.  We further note the first paragraph of exhibit 5.1 states the offering price is $0.002.  Please clarify or revise.

11. We note the revisions to the opinion in response to comment 31 in your letter dated June 20, 2011.  Please have counsel revise the opinion to make consistent changes throughout the opinion, including the paragraph where the opinion itself is rendered; currently it states that the shares being issued in this offering are already outstanding.

Exhibit 23

12. Please amend to file a copy of the auditor's consent to the use of their audit report.  Please note that the Staff believes a new consent is required with an amendment if an extended period of time passes since the last filing. An extended time is generally any period which is more than 30 days.

You may contact Robert Babula, Staff Accountant, at (202) 551-3339 or me at (202) 551-3489 if you have any questions regarding the financial statements and related matters.   Please contact Angie Kim, Staff Attorney, at (202) 551-3535 or Mara Ransom, Legal Branch Chief, at (202) 551-3264 with any other questions.

Sincerely,

/s/ James Allegretto

James Allegretto
Senior Assistant Chief Accountant


cc:     Wade D. Huettel, Esq.